RADICA GAMES LIMITED
                         REPORTS 2002 FOURTH QUARTER AND
                                FULL YEAR PROFITS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 18, 2003                                    PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the financial year ended December 31, 2002 and Q4 2002. The Company reported net income for the year of $11.9 million or $0.65 per diluted share compared to a net loss of ($4.4) million or ($0.25) per diluted share for the same period in 2001. Net income for the quarter was $3.2 million or $0.17 per diluted share compared to a net loss of ($1.0) million or ($0.06) per fully diluted share in Q4 2001.

Sales for the year increased by 26.5% to $124.6 million from $98.6 million in 2001 due to growth in the Company's product lines as detailed below. Sales for Q4 2002 of $39.3 million were similar to Q4 2001 as a result of increased sales of Radica's own products being offset by a decrease in Manufacturing Services revenue due to a large order recognized in Q4 2001 affecting the comparability.

Sales, excluding Manufacturing Services, grew by 28.4% for the year and 16.1% for the quarter. The Electronic Games business segment grew by 19.9% for the year and 9.2% for the quarter. Girl's Electronics grew by 42.9% for the year and 53.8% for the quarter. Video Game Accessories grew by 53.3% for the year and 15.9% for the quarter. Manufacturing Services grew by 21.2% for the year and fell by 52.2% for the quarter. Revenues for the year and the quarter were comprised of 50.3% and 57.9% Electronic Games (Play TV and Handheld Games), 13.4% and 15.1% Girl's Electronics (Girl Tech and Barbie branded), 12.7% and 15.9% Video Game Accessories ("VGA"), and 23.6% and 11.1% Manufacturing Services (ODM and Sourcing) respectively.

Pat Feely, President and CEO, said, "We are pleased to report a continuation of the progress we have been reporting throughout the year. This is our seventh straight quarter of improved performance and is our best fourth quarter in four years. It is particularly satisfying that we have been able to report such solid results during a period of difficult economic and industry conditions."


DISCUSSION OF 2002 FINANCIAL RESULTS

Operating income for Q4 2002 was $4.2 million compared to an operating loss of ($0.5) million for Q4 2001. The comparable period in 2001 was affected by a restructuring charge of $1.6 million. Operating margin (operating income (loss) as a percentage of net sales) for the quarter was 10.8%. Full year operating income was $12.5 million compared with an operating loss of ($3.8) million including the $1.6 million restructuring charge in 2001. Operating margin was 10.0% in 2002. Net income was affected by foreign currency gains of $1.7 million for the year and $0.6 million for the quarter that were offset by a $1.9 million fourth quarter provision for income taxes. The increase in provision for income taxes was made largely to provide for uncertainties in the recoverability of UK deferred tax assets.

Gross profit margin for the year was 37.8% compared to 34.4% for the year ended December 31, 2001 as a result of improved cost control, factory efficiencies and changes in product mix. Gross profit margin for Q4 2002 was 40.9% compared to 33.5% in Q4 2001 due to the same factors and particularly the decreased percentage of low margin Manufacturing Services business.

Operating expenses for the year were $34.6 million compared to $37.6 million for the year ended December 31, 2001 and $11.9 million for the quarter compared to $13.7 million in Q4 2001. The decrease in expenditure was as a result of cost reductions in operations, including R&D due to the restructuring announced in Q4 2001, offset by increased variable costs due to the 26.5% increase in sales. In addition depreciation and amortization charges dropped by $1.2 million of which $0.8 million was due to the adoption of SFAS 142 and the resulting cessation of amortization of goodwill.

At December 31, 2002 the Company had $32.7 million of cash and net assets of $74.6 million compared to $25.8 million and $63.1 million, respectively at December 31, 2001. Total debt stood at $2.7 million at December 31, 2002, down $3.6 million from $6.3 million at December 31, 2001. Inventories increased to $20.4 million from $17.2 million at December 31, 2001. Receivables were at $15.1 million at December 31, 2002 compared to $13.9 million at December 31, 2001.

OUTLOOK FOR 2003

"The outlook for 2003 is clouded by the impending conflict in the Middle East and the current softness in the worldwide economy. Retail sales continue to reflect a very cautious consumer and it is uncertain how long these conditions will continue to exist," said Feely. "In spite of these challenges we see some significant opportunities to improve our profit performance in 2003. We are targeting earnings per share growth in the range of 10 to 20%."

"Due to the current soft retail environment and expected declines in our first half Manufacturing Services sales, most or all of our targeted earnings growth should occur in the second half. For the full year, we believe our targeted level of earnings growth will be possible in spite of expected decreases in Manufacturing Services sales for the full year. Decreases in this low margin area of our business have a fairly minor effect on full year profitability but can affect traditionally low volume quarters in the first half significantly. We expect the decrease in this business segment to be largely offset by increases in sales of Radica's own products. The large difference in gross margins between Radica products and products manufactured or sourced for others means that it will be possible for us to achieve our targeted earnings growth levels even if sales growth of Radica products does not fully offset the expected decline in Manufacturing Services sales. That being said, I must emphasize that it is still too early in the year to provide a reliable forecast, particularly given the current world and economic situation."

         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, girls' lifestyle products, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS




(US Dollars in thousands,
except per share data)                         Three months ended December 31,           Twelve months ended December 31,
                                               -------------------------------           -------------------------------
                                                  2002                2001                    2002                 2001
                                                  ----                ----                    ----                 ----

Revenues:

Net sales                                       $   39,331          $   39,253            $  124,646          $   98,554
Cost of goods sold (exclusive of
   items shown separately below)                   (23,235)            (26,102)              (77,481)            (64,698)
                                                -----------         -----------           -----------         -----------
Gross profit                                        16,096              13,151                47,165              33,856
                                                -----------         -----------           -----------         -----------
Operating expenses:

Selling, general and
   administrative expenses                         (10,112)             (9,624)              (27,695)            (26,279)
Research and development                            (1,041)             (1,574)               (4,094)             (5,775)
Depreciation and amortization                         (708)               (978)               (2,858)             (4,013)
Restructuring charge                                    --              (1,551)                   --              (1,551)
                                                -----------         -----------           -----------         -----------
Total operating expenses                           (11,861)            (13,700)              (34,647)            (37,618)
                                                -----------         -----------           -----------         -----------

Operating income (loss)                              4,235                (549)               12,518              (3,762)
Other income                                           136                   6                   306                  24
Foreign currency gain (loss), net                      646                (126)                1,744                (219)
Net interest income                                     15                  18                    35                 136
                                                -----------         -----------           -----------         -----------
Income (loss) before income taxes                    5,032                (651)               14,603              (3,821)
Provision for income taxes                          (1,864)               (374)               (2,669)               (553)
                                                -----------         -----------           -----------         -----------
Net income (loss)                                    3,168              (1,025)               11,934              (4,374)
                                                ===========         ===========           ===========         ===========
Net income (loss) per share:

Basic                                                $0.18              $(0.06)                $0.67              $(0.25)
                                                ===========         ===========           ===========         ===========
Diluted                                              $0.17              $(0.06)                $0.65              $(0.25)
                                                ===========         ===========           ===========         ===========

Weighted average number of common
   and common equivalent shares:

Basic                                           17,766,877          17,639,163            17,725,879          17,611,886
                                                ===========         ===========           ===========         ===========
Diluted                                         18,381,166          17,639,163            18,335,827          17,611,886
                                                ===========         ===========           ===========         ===========


                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

(US Dollars in thousands,                         DECEMBER 31,      DECEMBER 31,
except share data)                                ------------      ------------
                                                     2002              2001
                                                  ------------      ------------
                                                  (unaudited)
                                     ASSETS
Current assets:

Cash and cash equivalents                          $ 32,692           $ 25,810
Accounts receivable, net of
   allowances for doubtful accounts
   of $315 ($2,207 in 2001)                          15,139             13,868
Inventories, net of provision of
   $4,193 ($3,997 in 2001)                           20,385             17,179
Prepaid expenses and other current assets             1,674              2,283
Income taxes receivable                                 931                931
Deferred income taxes                                    --                168
                                                   ---------          ---------
     Total current assets                            70,821             60,239
                                                   ---------          ---------
Property, plant and equipment, net                   14,930             16,310
                                                   ---------          ---------
Intangible assets, net                                9,551              9,971
                                                   ---------          ---------
Deferred incoem taxes, noncurrent                        --              1,887
                                                   ---------          ---------
     Total assets                                  $ 95,302           $ 88,407
                                                   =========          =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short term borrowings                              $    846           $    846
Accounts payable                                      9,014             10,101
Current portion of long=term debt                     1,825              3,648
Accrued payroll and employee benefits                 2,753                943
Accrued expenses                                      5,840              7,485
Income taxes payable                                    309                507
Deferred income taxes                                    79                 --
                                                   ---------          ---------
     Total current liabilities                       20,666             23,530
                                                   ---------          ---------
Long-term debt                                           --              1,825
                                                   ---------          ---------
     Total liabilities                               20,666             25,355
                                                   ---------          ---------
Shareholders' equity:
Common stock
     par value $0.01 each, 100,000,000
     shares authorized, 17,796,131 shares
     outstanding (17,646,740 in 2001)                   178                176
Additional paid-in capital                            2,320              1,549
Warrants to acquire common tock                          --                445
Retained earnings                                    72,946             61,012
Accumulated other comprehensive income                 (808)              (130)
                                                   ---------          ---------
     Total shareholders' equity                      74,636             63,052
                                                   ---------          ---------
     Total liabilities and shareholders'
         equity                                    $ 95,302           $ 88,407
                                                   =========          =========